Exhibit 99.1

Hebron Technology Co. Ltd. Acquires Equity Interest in Health Care Product Trading Company

WENZHOU, China, March 12, 2018 /PRNewswire/ -- Hebron Technology Co., Ltd. ("Hebron" or the "Company") (Nasdaq: HEBT), a developer, manufacturer and installer of valves and pipe fittings for use in the pharmaceutical, biological, food and beverage, and other clean industries, today announced that it signed a share acquisition agreement (the “Agreement”) with the sole shareholder of Xuzhou Weijia Bio-Tech Co., Ltd. (“Weijia Bio-Tech”) and Weijia Bio-Tech to acquire a 49 per cent equity interest in in Weijia Bio-Tech in exchange for 1,442,778 newly issued Class A common shares of Hebron.

Pursuant to the terms of the Agreement executed on March 10, 2018 (the “Agreement Date”), the signing parties agreed that the value of Weijia Bio-Tech is RMB 37.1 million (approximately $5.9 million) and 49% of the equity interest is RMB 18.18 million. As consideration to acquire Weijia Bio-Tech’s 49% equity interest, Hebron will issue 1,442,778 Class A common shares (based on an agreed value of $2.00 per share) to the individuals designated by the selling shareholder of Weijia Bio-Tech within 20 business days after the Agreement Date. The parties have agreed to performance targets for revenue and net income for Weijia Bio-Tech for calendar 2018 and 2019. If Weijia Bio-Tech does not reach revenue of RMB 50 million and RMB 60 million and net income of RMB 5.3 million and RMB 6.0 million in 2018 and 2019, respectively, the selling shareholder is obligated to repurchase the equity interest acquired by Hebron in cash or transfer the rest of the equity interest he owns to Hebron for RMB 1.

Mr. Anyuan Sun, the Chairman of Hebron, commented, “We are excited about the opportunity to gain a piece of Weijia Bio-Tech, an emerging health care product distributor with strong presence in Northeast China. We expect to leverage Weijia Bio-Tech’s distribution channel and relationships with major pharmaceutical and health care related product manufacturers to promote our valves and pipe fitting products.”

About Xuzhou Weijia Bio-Tech Co., Ltd.

Headquartered in Xuzhou City, Jiangsu Province, Xuzhou Weijia Bio-Tech Co., Ltd. is a trading company focusing on health care related products in China as a selling agent for major pharmaceutical and health care related product manufacturers. More information about the Weijia Bio-Tech can be found at www.semiao.top.

About Hebron Technology Co., Ltd.

Established in January 2005 and headquartered in Wenzhou City, Zhejiang Province, China, Hebron Technology Co., Ltd. ("Hebron" or the "Company") engages in research, development, and manufacture of highly specialized valves and pipe fitting products for use in the pharmaceutical, biological, food and beverage, and other clean industries. The Company also offers its customers comprehensive pipeline design, installation, construction, and ongoing maintenance services as holistic solution services.

Forward-Looking Statements

This press release contains information about Hebron's view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Hebron encourages you to review other factors that may affect its future results in Hebron's registration statement and in its other filings with the Securities and Exchange Commission.

For more information, please contact:

At the Company
Yingping Chen, Secretary
Phone: +86-180-6776-3129